Exhibit 99.1
eLong, Inc. Reports First Quarter 2009 Unaudited Financial Results
BEIJING, China — May 27, 2009 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2009.
Highlights
•	Total gross revenues increased 1% year-on-year to RMB82.5 million and net revenues increased 1% year-on-year to RMB77.8 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues were flat year-on-year at RMB77.8 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		%		%	Y/Y
	Q1 2009	Total	Q1 2008	Total	Growth
Hotel commissions	56,222	73%	57,234	74%	-2%
Air ticketing commissions	21,248	27%	19,632	25%	8%
Other travel revenue	350	—	791	1%	-56%

Total travel revenue	77,820	100%	77,657	100%	—

•	Operating loss in the first quarter was RMB3.4 million compared to RMB3.6 million in the prior year period, driven primarily by a decrease in general and administrative expenses, partially offset by greater sales and marketing expenses.

•	Net income in the first quarter was RMB2.0 million compared to net loss of RMB32.6 million in the prior year period, driven primarily by a RMB38.2 million decrease in foreign currency exchange losses, partially offset by a decrease of RMB4.3 million in interest income.

•	Cash, cash equivalents and short term investments as of March 31, 2009 were RMB964.9 million (USD$141.2 million). Short term investments of RMB615.9 million (USD$90.1 million) were comprised of time deposits of six or nine months duration held in commercial banks located outside mainland China.
“Q1 was a tough quarter, but see early indications that our focus on expanding our presence online, driving product innovation and improving supply will yield results.” said Guangfu Cui, Chief Executive Officer of eLong.
“The impact of transaction processing and customer service efficiencies are reflected in our gross margin performance for the quarter,” said Mike Doyle, Chief Financial Officer of eLong. “We were able to hold margin flat while facing headwinds from both lower average selling prices and a greater mix of lower margin air bookings. We also demonstrated some progress in our cost containment initiative by reducing general and administrative expenses as compared with the prior year period.”
Business Results
Hotel
Hotel commissions decreased 2% for the first quarter of 2009 compared to the prior year quarter, primarily due to lower commission per room night, which was partially offset by higher volume. Commission per room night decreased to RMB62 from RMB65 in the prior year quarter primarily due to lower average selling prices and mix shift to lower margin budget hotels. Room nights booked through eLong increased 4% year-on-year to 912,000.

Air
Air ticketing commissions increased 8% for the first quarter of 2009 compared to the prior year quarter, driven by an 18% year-on-year increase in air segments to 506,000, partially offset by a decrease of 8% in the average ticket price to RMB758 compared to the prior year quarter.
Profitability
Gross margin in the first quarter of 2009 was 69% which was the same as in the first quarter of 2008.
Operating expenses for the first quarter of 2009 and 2008 were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		% Net		% Net	Y/Y
	Q1 2009	Revenue	Q1 2008	Revenue	Growth
Service development	13,030	17%	12,697	17%	3%
Sales and marketing	31,607	41%	28,907	38%	9%
General and administrative	12,424	16%	14,778	19%	-16%
Amortization of intangibles	157	—	217	—	-28%

Total operating expenses	57,218	74%	56,599	74%	1%

Total operating expenses increased 1% for the first quarter of 2009 compared to the first quarter of 2008. Operating expenses were 74% of net revenue, a decrease of 26 basis points compared to the prior year quarter.
Service development expense is composed of expenses related to technology and our product offerings, including our website, platforms and other related systems development. Service development expense increased 3% in the first quarter 2009 compared to the prior year quarter, mainly driven by increases in labor costs, partially offset by a decrease in outside service fees, and was unchanged as a percentage of net revenues in 2009 compared to 2008.
Sales and marketing expenses for the first quarter 2009 increased 9% over the prior year quarter, mainly driven by increased loyalty point awards and higher online marketing expenses, partially offset by decreases in sales commissions and professional fees. Sales and marketing expenses increased by 3 percentage points to 41% of net revenues in the first quarter 2009 compared to the same quarter of the prior year.
General and administrative expenses for the first quarter 2009 decreased 16% compared to the prior year quarter, mainly driven by a decrease in professional fees and lower bad debt provisions. General and administrative expenses decreased by 3 percentage points to 16% of net revenues in the first quarter of 2009 compared to the same quarter of the prior year.
Other income, which represents interest income, foreign exchange gains/losses and other income/expense, was RMB5.7 million in the first quarter of 2009, due to interest income of RMB5.4 million in the first quarter of 2009 and a foreign currency exchange gain of RMB0.3 million resulting from the depreciation of the Renminbi against the US dollar during the quarter.
Net income for the first quarter 2009 was RMB2.0 million, which compared to net loss of RMB32.6 million over the prior year quarter.
Basic and diluted earnings per ADS for the first quarter of 2009 were RMB0.08 compared to basic and diluted losses per ADS of RMB1.28 in the prior year quarter.

Business Outlook
eLong expects net revenues, for the second quarter of 2009 to be within the range of RMB77 million to RMB85 million, equal to a decline of 5% to an increase of 5% compared to the second quarter of 2008.
Notes to the Unaudited Interim Consolidated Financial Statements
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic earning/loss per ADS, diluted earning/loss per ADS, share-based compensation charges and unrealized foreign exchange losses/(gains). The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu, swine flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call
eLong will host a conference call to discuss its first quarter 2009 earnings on May 27, 2009 at 8:00 AM Beijing time (May 26, 2009, 8:00 PM EST). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: eLong.
A replay of the call will be available for one day between 9:30 pm Eastern Time on May 26, 2009 and 9:30 pm Eastern Time on May 27, 2009. The toll-free number for U.S. callers is +1-800-477-5821; the Hong Kong dial in number is +852-2802-5151, and the dial-in number for international callers is +1-203-369-4577. The pass code for the replay is 717980.
Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed decisions such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to a selection of more than 7,000 thousand hotels in China, eLong offers consumers the ability to make bookings at international hotels in more than 100 countries worldwide.
eLong operates websites including http://www.elong.com and http://www.elong.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2008	2008	2009	2009
	RMB	RMB	RMB	USD
Revenues:
Hotel commissions	57,234	67,913	56,222	8,228
Air ticketing commissions	19,632	19,316	21,248	3,110
Other travel revenue	791	74	350	51

Travel	77,657	87,303	77,820	11,389
Other	3,792	3,699	4,653	681

Gross revenues	81,449	91,002	82,473	12,070

Business tax and surcharges	(4,754)	(5,302)	(4,668)	(683)

Net revenues	76,695	85,700	77,805	11,387

Cost of services	(23,703)	(25,473)	(23,964)	(3,507)

Gross profit	52,992	60,227	53,841	7,880

Operating expenses:
Service development	(12,697)	(12,401)	(13,030)	(1,907)
Sales and marketing	(28,907)	(45,100)	(31,607)	(4,626)
General and administrative	(14,778)	(12,032)	(12,424)	(1,818)
Amortization of intangibles	(217)	(197)	(157)	(23)
Write-down of property and equipment and intangibles	—	(753)	—	—

Total operating expenses	(56,599)	(70,483)	(57,218)	(8,374)

Income/(loss) from operations	(3,607)	(10,256)	(3,377)	(494)
Other income(loss)	(28,248)	7,995	5,668	829

Income/(loss) from operations before income tax expense	(31,855)	(2,261)	2,291	335
Income tax expense	(738)	(5,940)	(290)	(42)

Net income/(loss)	(32,593)	(8,201)	2,001	293

Basic earning/(loss) per share	(0.64)	(0.17)	0.04	0.006
Diluted earning/(loss) per share	(0.64)	(0.17)	0.04	0.006

Basic earning/(loss) per ADS	(1.28)	(0.34)	0.08	0.012
Diluted earning/(loss) per ADS	(1.28)	(0.34)	0.08	0.012

Shares used in computing basic net earning/loss per share	50,905	48,076	47,079	47,079

Shares used in computing diluted net earning/loss per share	50,905	48,076	49,556	49,556

Note: 1ADS = 2 shares.

Share-based compensation charges included are as follows:	2,357	523	2,398	351
Cost of services	144	(79)	139	20
Service development	974	37	668	98
Sales and marketing	494	(151)	704	103
General and administrative	745	716	887	130

Un-realized foreign exchange losses/(gains)	37,896	(1,723)	(144)	(21)
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8329 on March 31, 2009, USD1.00=RMB6.8225 on December 31, 2008 and USD1.00=RMB7.0120 on March 31, 2008 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate, or at any rate, on the reporting dates.

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED SUMMARY BALANCE SHEET DATA
(IN THOUSANDS)

	Dec. 31, 2008	Mar. 31, 2009	Mar. 31, 2009
	RMB	RMB	USD
ASSETS
Current assets:
Cash, cash equivalents	321,541	348,992	51,075
Short-term investments	635,810	615,927	90,141
Accounts receivable, net	42,471	41,489	6,072
Due from related parties	518	799	117
Prepaid expenses and other current assets	23,660	22,609	3,309

Total current assets	1,024,000	1,029,816	150,714
Property and equipment, net	52,484	50,367	7,371
Goodwill	30,000	30,000	4,391
Intangible assets, net	943	786	115
Other non-current assets	30,538	29,552	4,325

Total assets	1,137,965	1,140,521	166,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,146	35,503	5,196
Income taxes payable	1,152	684	100
Due to related parties	8,120	7,046	1,031
Accrued expenses and other current liabilities	81,889	80,194	11,736

Total current liabilities	125,307	123,427	18,063
Other long-term liabilities	477	451	66

Total liabilities	125,784	123,878	18,129

Shareholders’ equity

Ordinary shares	4,221	4,227	619
Treasury Stock	(103,393)	(103,393)	(15,132)
Additional paid-in capital	1,315,590	1,318,045	192,897
Accumulated deficit	(204,237)	(202,236)	(29,597)

Total shareholders’ equity	1,012,181	1,016,643	148,787

Total liabilities and shareholders’ equity	1,137,965	1,140,521	166,916